UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           CE Software Holdings, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   125175 30 7

     -----------------------------------------------------------------------

                                 (CUSIP Number)
                                Sheldon T. Fleck
                          5720 Smetana Drive, Suite 300
                           Minnetonka, Minnesota 55343
                                 (612) 939-3945
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 9, 1998

     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

-------------------------                   ------------------------------------
CUSIP No. 125175 30 7                        Page      2     of      4     Pages
-------------------------                   ------------------------------------

 --- ---------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSON (ENTITIES ONLY)
     Sheldon T. Fleck
 --- ------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]

 --- ---------------------------------------------------------------------------
 3   SEC USE ONLY

 --- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
 --- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL                                           [ ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 --- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
 ------ --------- --------------------------------------------------------------
NUMBER OF   7     SOLE VOTING POWER
SHARES            69,922 (includes 5,122 shares which may be purchased upon
BENEFICIALLY      exercise of currently exercisable options)
OWNED BY
        --------- --------------------------------------------------------------
EACH        8     SHARED VOTING POWER        0
REPORTING
PERSON
WITH
        --------- --------------------------------------------------------------
            9     SOLE DISPOSITIVE POWER
                  69,922 (includes 5,122 shares which may be purchased
                  upon exercise of currently exercisable options)
        --------- --------------------------------------------------------------
           10        SHARED DISPOSITIVE POWER       0

 ------ ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        69,922 (includes 5,122 shares which
        may be purchased upon exercise of currently exercisable options)
 ------ ------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

 ------ ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.4%
 ------ ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
 ------ ------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This filing relates to Common Stock of CE Software Holdings, Inc. (the "Company"), 1801 Industrial Circle, West Des Moines, IA 50265.

Item 2.  Identity and Background.

         (a) Name: Sheldon T. Fleck

         (b) Business Address: 5720 Smetana Drive, Suite 300, Minnetonka, Minnesota 55343.

         (c) Principal Occupation: Private Investor.

         (d) Mr. Fleck has not, during the last five years, been convicted in a criminal proceeding.

         (e) Mr. Fleck was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Fleck purchased the shares of the Company's Common Stock with personal funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock purchased by Mr. Fleck have been acquired for investment purposes. Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Company's Common Stock.

         Although the purchases of shares of Common Stock have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Fleck has made no decision to seek to acquire the Company or to seek to control or further influence the management or policies of the Company.

Item 5.  Interest in Securities of the Issuer.

         Mr. Fleck beneficially owns 69,922 shares of the Company's Common Stock, representing 6.4% of the shares of Common Stock outstanding, Of such shares, 64,800 are held directly by Mr. Fleck and 5,122 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.


         Mr. Fleck has sole voting and dispositive power over all of such securities.

         Mr. Fleck effected the following transactions in the Company's Common Stock during the 60 days prior to the date of this Schedule 13D:

                                                     Number of        Price per
         Transaction             Trade Date            Shares           Share

         Open Market Purchase      9/1/98              20,000           $3.9575
         Open Market Purchase      9/8/98               8,800           $3.71875
         Open Market Purchase      9/9/98               3,000           $3.6875
         Open Market Purchase     9/16/98               3,000           $3.6875
         Open Market Purchase     9/18/98              10,000           $3.6875

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
         Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            September ____, 1998.

                                                  /s/ Sheldon T. Fleck
                                                  Sheldon T. Fleck